Exhibit 99.4

FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1Name and address of Company

Avricore Health Inc.

2300-1177 West Hastings Street

Vancouver BC  V6E 2K3

Item 2Date of Material Change

July 2, 2020

Item 3Press Release

News Release, dated July 2, 2020, disseminated via Globenewswire under section 7.1 of National Instrument 51-102

Item 4Summary of Material Change

See attached copy of the July 2, 2020 news release.

Item 5Full Description of Material Change

See attached copy of the July 2, 2020 news release.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8Senior Officers

Hector Bremner, CEO of the Issuer, is knowledgeable about the material change and this report.  His business telephone number is (604) 773-8943

Item 9Date of Report

July 2, 2020

“Hector Bremner”

___________________

Hector D. Bremner, CEO

Director

AVRICORE HEALTH ANNOUNCES SHARES FOR DEBT TRANSACTION

VANCOUVER, BRITISH COLUMBIA – July 2, 2020) – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) is pleased to announce that it has entered into  shares for debt agreements, to satisfy an aggregate of  $126,949 of the Company’s outstanding debts. The Company has reached agreements with certain of its creditors who have provided services to the Company to extinguish, or partially extinguish, certain of the Company’s outstanding debts owing to them in exchange for the issuance of common shares ("Shares") of the Company. The creditors include certain related parties of the Company, including Hector Bremner, the Company’s CEO, Bob Rai, the Company's President and Rodger Seccombe, the Company's Chief Technology Officer (collectively, the "Related Parties"). Every other creditor is an arm's length party who has provided consulting services to the Company.

An aggregate of 5,077,965 Shares at a deemed price of $0.025 per Share are proposed to be issued to the creditors which includes an aggregate of 1,900,000 Shares to be issued to the Related Parties. An aggregate of 900,000 Shares are proposed to be issued to the Company's President representing $22,500 in partial extinguishment of the amount owing to a company he controls and directs for services rendered in his capacity as the President and for expenses paid on behalf of the Company. An aggregate of 500,000 Shares are proposed to be issued to the Company's CEO representing $12,500 in extinguishment of the debt owing to a company he controls and directs for services rendered in his capacity as CEO. An aggregate of 500,000 Shares are proposed to be issued to the Company's Chief Technology Officer representing $12,500 in extinguishment of the debt owing to him personally for services rendered in his capacity as Chief Technology Officer.

The Company determined to satisfy the indebtedness with common shares in order to preserve its cash for development of its business. The shares will be issued upon acceptance by the TSX Venture Exchange. The Shares issued to the Related Parties pursuant to the shares for debt agreements will be subject to a four month plus one day hold period pursuant to the policies of the TSX Venture exchange.

The shares for debt transactions involving the Related Parties will constitute a "related party transaction" under Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101"). The Company intends to rely on the exemptions from the valuation and the minority approval requirements of MI 61-101 provided for in subsections 5.5(a) and 5.7(a) of MI 61-101, respectively, as the fair market value of the subject of, and the consideration paid in the shares for debt transactions, in relation to the interested parties, will not represent more than 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The participation by the Related Parties in the shares for debt transactions has been approved by directors of the Company who are independent in connection with such transactions. A material change report will be filed less than 21 days before the closing date of the transactions contemplated by this news release. The Company believes this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position by reducing its liabilities as soon as possible.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.